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ESPANITA
TEQUILA
TEQUILA REPOSADO

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PITBULL

BUILDING A BRAND OF AFFORDABLE LUXURY

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TRADITIONALLY CRAFTED
ESPANITA
TEQUILA
ESPANITA
TEQUILA
100% PURO
DE AGAVE
TEQUILA BLANCO
100% PURO DE AGAVE
DOUBLE DISTILLED

PITBULL and Espanita Tequila Building a Brand of Affordable Luxury

By Joseph Luparello

MUSIC ICON, EDUCATION ADVOCATE, AND MOTIVATIONAL SPEAKER ARMANDO CHRISTIAN PEREZ, WIDELY KNOWN AS PITBULL, IS LEADING ONE OF THE MOST LEGENDARY CAREERS IN MUSIC HISTORY. HIS MUSICAL PROWESS AND INSPIRATIONAL SPIRIT MANIFESTS ITSELF INTO A TRUE CELEBRATION OF LIFE AND ALL OF ITS WONDERS.

As an artist, Pitbull's appreciation for ingenuity and creativity turned into a proud role as global brand ambassador for Espanita Tequila.

As an artist, Pitbull's appreciation for ingenuity and creativity turned into a proud role as global brand ambassador for Espanita Tequila.

The brand Espanita is an artisanal trio of exclusive tequilas handcrafted with quality, culture, and technique instilled in every bottle. The tequilas go far beyond unique tastes—its award-winning custom embossed bottles and beautifully colored labeling tell a story of heritage and authenticity.

The illustrative branding is a derivative of the sacral sun and moon symbolism dating back to ancient mythology of the indigenous people who resided in Mexico. Promoting a sense of mystery, the labels of the three aged Espanita varietals feature distinctive art designs. All of which represent Espanita tequila's natural supremacy: from clear and pure blanco to the warm golden shine of reposado, culminating in an aged and complex añejo tequila.


ESPANITA
TEQUILA
Marina Wilson

"While quality is a paramount consideration, we also paid attention to Espanita's presentation and all its aspects," explains Marina Wilson, president and CEO. "Our unofficial motto is 'affordable luxury without compromise' because we want to offer tequila-loving consumers an ultimate craft tequila brand. For us, that translates to an award-winning tequila, with an upscale visual identity priced competitively on the shelf."

Espanita Tequila uses ancestral production techniques with blue agave specifically cultivated at the upper elevations of Mexico's Jalisco Highlands. This region yields much larger agaves, with a greater concentration of sugars than the Lowlands. Highland agaves are ideal candidates to produce the sweet-spot characteristics in Espanita tequilas: sweet, floral, fruity, and citrusy.

Espanita Blanco is clean and herbaceous with an impeccably pure silvery, colorless aesthetic. While embodying the blue agave plants' genuine expression, it offers a silky-smooth entrance with a creamy texture. Its lively light-to-medium body is rich in flavors of hazelnut, black peppercorn, rosemary, and the agave fibers' intense zest.

Espanita Reposado boasts a gold color that wonderfully complements the label's sun graphic. The tequila is aged for six months in American white oak casks sourced from bourbon manufacturers. This prolonged maturation period exceeds requirements imposed by Mexico's Tequila Regulatory Council (CRT) by four months.


ESPANITA
TEQUILA
TEQUILA AÑEJO
100% PURO DE AGAVE

Espanita is on Fire!

Patience to that degree enables Espanita Reposado to achieve buttery softness and develop a harmonious balance between fragrant oak and vanilla undertones.

Espanita Añejo takes the aging process an extra step. The pale amber, superbly pure tequila undergoes three times the amount of aging as reposado. Eighteen months in ex-bourbon American white oak casks gives way to a luxuriously smooth tequila rich in vanilla, nuts, and caramel notes. One that preserves its enticing, honeyed flavors of slow-roasted agave.

"While some industries greatly benefit from modern technologies that cut time and expenses, the transformation of blue agave into flavorful tequila is an exception to that matter," says Wilson. "Each step requires attention, time, and hard manual labor."

Honoring traditional craftsmanship is fundamental to the brand's outlook. To back up their word, each bottle of Espanita tequila is individually numbered and signed by master distiller Beto Ramirez. The brand's attention to detail has led to many awards and accolades. "It is a testament to the exceptional quality of the liquid in the bottle," states Wilson. "We knew our brand had to be handcrafted, produced traditionally with a vibrant agave-forward flavor profile."

The bartending community was kept top-of-mind when the Espanita brand was created. "We carefully developed the flavor profiles of all three age expressions to showcase the nuances and aromas of traditionally cooked blue agave, so they'd stand on their own when mixed with other intense ingredients," attests Wilson. "While some tequila brands with muted agave characteristics are often lost in mixed drinks. Espanita Tequila cocktails are agave-forward, complex, and delicious. Using Espanita in cocktail creations is an asset, and bartenders can truly please their customers with exceptional cocktails."

"A great tequila can be used in many cocktails," says Eddie Fuentes of Miami's consulting and management company, Cocktail Cartel. "From the moment we tasted Espanita Artisanal Tequila we knew it was a perfect choice not only for a timeless Margarita but for so much more. This tequila is zesty and vibrant with crisp floral aromas while being so smooth and velvety at the same time. It works in practically any tequila-based cocktail and elevates and enhances the drink, making it truly special."

Pitbull's appreciation to Espanita's versatility is unmistakable. "It's a pleasure to make a great cocktail with Espanita," he says. "Depending on my mood, I can enjoy it as a shot with lime and salt or make any cocktail with it. Either way, it always hits the spot!"

The beneficial relationship shared between the Espanita team and the megastar is mutual. "Mr. Worldwide (Pitbull) is a creative visionary, and this collaboration will generate global opportunities for Espanita tequila," says Wilson. "Armando's creed of tenacity and grit, and his determination to continually connect with his audience, encouraging people to reach their full potential, is as contagious as his music."


Pitbull

AS ESPANITA'S GLOBAL BRAND AMBASSADOR AND STRATEGIC ADVISOR, TELL US MORE ABOUT YOUR INVOLVEMENT.

I am honored to represent this craft brand, generate brand awareness, and share Espanita with my fans. I am involved in Espanita's brand marketing, and we will unveil several projects we are working on in 2021.

WHAT INSPIRED YOU TO GET INVOLVED WITH THIS BRAND IN PARTICULAR?

When I was first introduced to Espanita, my immediate impression was, "it is a very good tequila!" I was very impressed by the brand's packaging. As an artist, creativity and ingenuity are very important for me, and I could immediately feel that synergy between the Pitbull and Espanita brands. I loved that each bottle had a celestial symbol for each step of tequila maturation steps; it is unconventional and has deep meaning. The labels of Espanita are also informative about how tequila is made, and this is something you don't see very often. When I tasted the tequila, I thought; this is a truly authentic, well-constructed tequila. This high quality has inspired me to get involved with Espanita, and I am looking forward to watching it grow globally. When I recommend Espanita to my fans, friends, and business partners, I am confident that they will enjoy this tequila.

HAVE YOU ALWAYS BEEN A TEQUILA FAN?

I have liked tequila for many years but have developed a much deeper appreciation for this spirit over the last several years when traveling and trying different brands. I recently started to learn more about how traditional tequila like Espanita is made, and I appreciate the passion and commitment that's put into making this spirit. It's truly impressive. As Espanita's global brand ambassador, I enjoy shining the light on the artisans and craftsmen involved with creating this exquisite tequila.

WHAT IS YOUR FAVORITE AGE EXPRESSION?

I like all three age expressions, but if I have to choose just one, it would be Espanita Reposado. I like the freshness and aromas of agave in this tequila and how it is expertly combined with vanilla and toffee flavors that come from six months of aging in oak barrels.

WHAT IS YOUR TAKE ON CRAFT TEQUILAS, SUCH AS ESPANITA, FROM THE POINT OF BEING A CONSUMER?

Craft tequilas offer consumers more flavor and aroma thanks to being made with 100% blue agave using time-honored techniques. Consumers who buy craft tequilas support the community of artisans and tequileros to keep the traditions alive for future generations to enjoy.

YOU HAVE BEEN KNOWN TO GIVE AMAZING MOTIVATIONAL TALKS ON OVERCOMING FAILURE TO SELF-DISCOVERY AND SUCCESS. TELL US WHAT INSPIRES YOU TO MOTIVATE OTHERS?

Thank you for the compliment. It is very much appreciated. What inspires me to motivate others has to do with my high school teacher Hope Martinez. Hope believed in me and saw the musical talent I had yet to see in myself. If it wasn't for her motivation, I might not be where I am today. I feel it's an obligation to help motivate others: it can help them out of a challenging situation or give them hope for a better future.

WHAT WOULD YOU SAY ABOUT THE SUCCESS OF THIS BRAND?

Espanita is on fire! The team is taking it to new states, and sales are growing! I am very excited about the progress that we have made recently.